Exhibit 99.2

1982928 Ontario Corporation Number Numero de la societe en Ontario 15 OU minimum et maximum (5) OR minimum and maximum F Kt 1 See Schedule 1A attached First name, middle names and surname Prenom, autres prenoms et nom de famille Resident Canadian State ‘Yes’ or ‘No’ Resident canadien Ovi/Non Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code Domicile elu, y corn/xis la rue et le numero ou le numero de la RR., le nom de la municipalite, la province, le pays et le code postal 5. The director(s) is/are: l Administrateur(s) : Fixed number Nombre fixe 4. Number of directors is: Nombre d’administrateurs : 2017-12-31 Date of incorporation/amalgamation: Date de la constitutioon ou de la fus’on Form 5 Business Corporations Act Formule 5 Lot sur les societes par action The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS) Denomination sociale de la societe : (Ecrire en LETTRES MAJUSCULES SEULEMENT) RESTATED ARTICLES OF INCORPORATION STATUTS CONSTITUTIFS MIS A JOUR Director Directrice Business Corporations Act / Lot stir los societos par actions erazzetea,Atei CD r:’tCEMBER 3 1 !AMORE, 2017 For Ministry Use Only A l’usage f jtpA7614,governmen1 and Consumer Services CERTI FICAT Ceci cei title que les presents statuts entrent en vigueur le ministore des Services gouvernemeniaux et des Services aux consommateurs CERTIFICATE This is to certify that these articles are effective on Ontario 07120 (2011105) Queen’s Printer for Ontario. 2011 imprimeur de la Reine pour (‘Ontario, 2011 Page 1 of 5 Name of Municipality or Post Office / Nom de la municipalite ou du bureau de poste Postal Code/Code postal ONTARIO AURORA 7 4 L Street & Number or R.R. Number & if Multi-Office Building give Room No. I Rue et numero ou numero de la R. R. et, s’il s’agit d’un Edifice a bureaux, numero du bureau Year, Month, Day armee, mois, jour 3. The address of the registered office is: Adresse du siege social 337 MAGNA DRIVE A A A C N L T I A R N E T N N M N 1A

1A

5. The directors are:

First name, middle names and surname	Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code	Resident Canadian State 'Yes' or 'No'
Scott Barclay Bonham	337 Magna Drive Aurora, Ontario L4G 7K1 Canada	No
Peter Guy Bowie	337 Magna Drive Aurora, Ontario L4G 7K1 Canada	Yes
Mary Shio Chan	337 Magna Drive Aurora, Ontario L4G 7K1 Canada	No
Lady Barbara Thomas Judge	337 Magna Drive Aurora, Ontario L4G 7K1 Canada	No
Dr. Kurt Joachim Lauk	337 Magna Drive Aurora, Ontario L4G 7K1 Canada	No
Cynthia Ann Niekamp	337 Magna Drive Aurora, Ontario L4G 7K1 Canada	No
William Anthony Ruth	337 Magna Drive Aurora, Ontario L4G 7K1 Canada	No
Dr. Indira Vasanti Samarasekera	337 Magna Drive Aurora, Ontario L4G 7K1 Canada	Yes
Donald James Walker	337 Magna Drive Aurora, Ontario L4G 7K1 Canada	Yes
Lawrence Douglas Worrall	337 Magna Drive Aurora, Ontario L4G 7K1 Canada	Yes
William Lee Young	337 Magna Drive Aurora, Ontario L4G 7K1 Canada	Yes

6. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. Limites, s’il y a lieu, imposees aux activites commerciales ou aux pourvoirs de la societa. 07120 (2011/05) None. 7. The classes and any maximum number of shares that the corporation is authorized to issue: Categories et nombre maximal, s’il y a lieu, d’actions gue la societe est autorisee a emettre : Page 2 of 5 99,760,000 Preference Shares, issuable in series. Unlimited number of Common Shares.

8 Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect Page 3 of 5 07120 (2011/05) to any class of shares which may be issued in series: Droits, privileges, restrictions et conditions. s’il y a lieu, rattaches a chaque categorie d’actions et pouvoirs des administra-teurs relatifs a chaque categorie d’actions qui peut etre emise en serie : 1. The rights, privileges, restrictions and conditions attaching to the 99,760,000 Preference Shares issuable in series are as follows: (a) The said Preference Shares may at any time or from time to time be issued in one (1) or more series, each series to consist of such number of shares as may before the issue thereof be determined by the directors and subject to the filing of the prescribed statement with the Minister, and the issuance of his certificate in respect thereof, the directors of the Corporation may (subject as hereinafter provided) by resolution fix from time to time before the issue thereof the designation, preferences, rights, conditions, restrictions, limitations or prohibitions attaching to the said Preference Shares of each series, including without limiting the generality of the foregoing, the rate of preferential dividends, the dates of payment thereof, the redemption price and terms and conditions of redemption, conversion rights (if any) and any sinking fund or other provisions. (b) Each series of the said Preference Shares shall be entitled to preference over the Common Shares of the Corporation, and any other shares ranking junior to the said Preference Shares, with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation, among its shareholders for the purpose of winding-up its affairs and may also be given such other preferences over the Common Shares of the Corporation and any other shares ranking junior to the said Preference Shares as may be determined as to the respective series authorized to be issued. (c) The said Preference Shares of each series shall rank on a parity with the said Preference Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. (d) The holders of the said Preference Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation, and shall not be entitled to vote at any such meeting. The holders of the said Preference Shares shall, however, be entitled to notice of meetings of the shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof. (e) Any amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the said Preference Shares or to create special shares ranking in priority to or on a parity with the said Preference Shares, in addition to the authorization by a special resolution, may be authorized by at least two-thirds (2/3) of the votes cast at a meeting of the holders of the said Preference Shares duly called for that purpose upon at least twenty-one (21) days’ notice, such meeting to be held and such notice to be given in accordance with the by-laws of the Corporation and each holder of a said Preference Share shall be entitled to one (1) vote at such meeting in respect of each said Preference Share held. 2. The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows: (a) The Common Shares shall carry and be entitled to one (1) vote per share at ail meetings of shareholders of the Corporation, except of a particular class or series. (b) The holders of Common Shares shall be entitled to receive such dividends as may be declared thereon by the Board of Directors. (c) In the event of the liquidation, dissolution, or winding-up of the Corporation or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, all the property and assets of the Corporation available for distribution to the holders of the Common Shares shall be paid or distributed equally share for share to the holders of the Common Shares.

9. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows: 07120 (2011/05) L’emission. le transfert ou la propriete d’actions est/nest pas restreint. Les restrictions, s’il y a lieu, sont les suivantes : No restrictions. 10. Other provisions (if any): Page 4 of 5 Autres dispositions. s’il y a lieu : None.

11. These restated articles of incorporation correctly set out the corresponding provisions of the articles of incorporation as amended and supersede the original articles of incorporation and all the amendments thereto. Page 5 of 5 07120 (2011/05) I a Les presents statuts constitutifs mis e jour enoncent correctement les dispositions correspondantes des statuts constitutifs telles qu’elles sont modit7ees et remplacent les statuts constitutifs et les modifications qui y ont ete apportees. These articles are signed in duplicate. Les presents statuts sont signes en double exempla ire. MAGNA INTERNATIONAL INC. Name of Corporation / Denomination sociale de la societe By/ Par Signature / Signature BASSEM A. SHAKEEL Print name of signatory / Nom du signataire en fettres moulees VICE-PRESIDENT AND CORPORATE SECRETARY Description of Office Function These articles must be signed by an officer or director of the corporation (e.g. president, secretary) Ces statuts doivent etre signes par un administrateur ou un dirigeant de la societe (p. ex. president, secretaire).